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                              July 11, 2023

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 29, 2023
                                                            File No. 333-269684

       Dear Zheng Nan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Risk Factors
       Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 53

   1. We note your disclosure on the "Measures for Security Assessment for Outbound Data
                                                        Transfer", which became
effective on September 1, 2022. You further disclose that as of the date of this
prospectus, you have not transferred any user information to places outside of the PRC. In this
regard, you also disclose that as advised by AllBright, you are not currently subject to
the outbound data transfer regulations because "Chinese customers using [y]our services
must provide their information on Wetour   s website and
                                                        applications, which
were established and maintained in the U.S. Therefore, there is no data transferred across
the border of PRC by [you]." However, you also disclose that your
 Zheng Nan
Webus International Ltd.
July 11, 2023
Page 2
      PRC users may have the potential needs to make reservations inside PRC and enjoy travel services overseas. Under such circumstances, you disclose that you may need to transfer user data outside of the PRC to "Wetour" or your overseas business partners to satisfy
      your PRC users    needs and that such user data is mainly the user   s
information required
      for reservation such as the user   s name and contact information which
you believe is not
      Important Data or sensitive personal information. You disclose though, that if you cumulatively transfer abroad the personal information of more than 100,000 PRC users, you believe you will be subject to assessment by the CAC. If you are subject to assessment by the CAC for any reason, and you fail to pass such assessment and/or to comply with the data privacy and data security requirements raised during such assessment, you disclose that you could be subject to penalties, and incur damage to your reputation and brand, and harm your business and the results of operations. Please explain in greater detail the the nature of the penalties your company and/or its officers and directors may incur if you fail to pass a CAC assessment and/or are deemed non-
      compliant with the data privacy and data security requirements raised during such assessment, and any related impact on your results of operations.
       You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271
with any other questions.



                                                           Sincerely,
FirstName LastNameZheng Nan
                                                           Division of
Corporation Finance
Comapany NameWebus International Ltd.
                                                           Office of Energy &
Transportation
July 11, 2023 Page 2
cc:       Fang Liu. Esq.
FirstName LastName